SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:     'First Quarter 2009 IMS'

Embargo : 07:01am Thursday 14 May 2009

PRUDENTIAL PLC FIRST QUARTER 2009 INTERIM MANAGEMENT STATEMENT

RESILIENT INSURANCE SALES OF £697 MILLION DOWN FIVE PER CENT

STRONG ASSET MANAGEMENT NET INFLOWS OF £2.7 BILLION

ROBUST CAPITAL POSITION - IGD ESTIMATED AT £2.0 BILLION WHICH WILL INCREASE

TO £2.8 BILLION ON COMPLETION OF THE TRANSFER OF THE LEGACY BOOK IN TAIWAN

	APE	Change in Sterling	Change in Local Currency
Total Group Insurance	£697m	(5)%	(20)%
Asia	£333m	(11)%	(26)%
US	£184m	12%	(19)%
UK Retail	£179m	(7)%	(7)%
UK Total	£180m	(6)%	(6)%
Asia Asset Management	Net inflows of £0.2bn	(66)%	(74%)
M&G	Net inflows of £2.5bn	356%	356%

Mark Tucker, Group Chief Executive said:

"Prudential continues to perform well in exceptional global economic conditions.

Back in March we said that we expected the businessenvironment to be very challenging throughout 2009 and that our clear priority was, therefore, to nurture the Group's financial strength through capital conservation and cash generation. Our Plan for 2009 is to maximise sales of our most profitable product lines, reduce new business strain and not to specifically target increases in total sales volume.

In line with this, Groupwide sales in Q1 2009 declined by five per cent  at actual exchange rates compared with Q1 2008. Our overall NBP margins showed improvement, compared with Q1 2008 and new business capital consumed is on track to be lower than in 2008, as predicted. Of course, Q1 2008 was an exceptionally strong quarter, on account of one-off sales opportunities in some Asian markets. Overall, comparing Q4 2008 with Q1 2009, sales volumes were broadly stable.

Our Asian performance was down 11 per cent on Q1 2008 but broadly in line with Q4 2008 at £333 million and our relative position in the region continues to improve. This performance was driven by increases in the more resilient regular premium and health business, both of which are high margin product areas.

In the US, Jackson grew 12 per cent with sales of £184 million, driven by currency movements. We took the decision not to compete for institutional opportunities - in line with our focus on capital.

The UK also delivered a resilient performance, with strong with-profit and internal vesting annuity business: total sales of £180 million were down six per cent on Q1 2008.

M&G delivered an excellent first quarter result, with net inflows of £2.5 billion, significantly outperforming its competitors.

These sales results demonstrate our ability to focus the business on the most profitable opportunities across our international spread of operations, in response to changes in market conditions - a very positive indicator.

Our emphasis on maintaining the Group's financial strength through capital conservation and cash generation has ensured that our IGD position remains robust and post-dividend our IGD capital surplus is £2.0 billion. This will increase to £2.8 billion on completion of the transfer of our Taiwanese agency business, which is on schedule to complete in June.

Our retirement focussed strategy, advantaged international spread and operational excellence give us confidence that we will continue our record of out-performance over the cycle."

1. Financial Management

In 2009, the Group remains focussed on the proactive management of our balance sheet and risk profile. We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand, both in the short and medium term, further significant market shocks and we have been able to maintain liquidity at healthy levels.

1.1 Capital Management

Our capital position remains strong. Faced with a volatile and uncertain environment we have continued to take action to position ourselves defensively. Our Insurance Groups Directive (IGD) capital surplus is estimated at £2.0 billion after taking into account the 2008 final dividend. This is composed of the estimated IGD surplus at 31st  March of £1.6 billion and £0.4 billion raised during May from a hybrid debt placement.

Furthermore, upon completion of the transfer of the assets and liabilities of our agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan), there will be a net increase in the Group's IGD surplus of approximately £800 million to reach £2.8 billion.

The estimated IGD surplus at 31st  March 2008, of £1.6 billion has been further strengthened post quarter end as we have taken advantage of the recent improvements in debt markets to issue hybrid debt of £0.4 billion (all of which counts as capital for IGD purposes) in part to replace the £249 million of senior debt that matured on 11th  May.

We actively manage our IGD capital position and have a range of capital management options e.g.  reinsurance and further hedging strategies. The Group is positioned to withstand further significant deteriorations in market conditions should they occur.

•	An instantaneous 40 per cent fall in equity markets is estimated to reduce the IGD surplus by £350 million as at 31 st March 2009

•

A 150bps reduction in interest rates is estimated to reduce the IGD surplus by £300 million as at 31 st  March 2009. This would be further reduced post the completion of the sale of our Taiwan legacy agency book

•	Credit defaults of ten times the long term assumption would be estimated to reduce IGD surplus by £500 million in excess of the annual reserve release

We have maintained our prudent equity hedging strategy during 2009. We believe that the benefits from maintaining this protection (including balance sheet protection, and the additional flexibility to manage our business) continue to outweigh the associated costs. We dynamically adjust our level of hedging to reflect the evolution of our IGD position, market conditions and cost of hedging.

In addition, the total credit reserve for the UK shareholder annuity funds at 31st  March 2009 remains unchanged from the 2008 year end at £1.4 billion.

We have also been proactively managing our investment in new business to achieve our capital management targets. Our investment in new business for the first quarter is in line with our expectations and has been achieved through the discipline of each of our businesses in their approach to growth and new business.

1.2 Credit

The Group's debt portfolio on an IFRS basis is estimated at £86 billion at 31 st  March 2009 excluding holdings attributable to external unit holders.

Of this total, £53 billion is in the UK, of which £33 billion is within the UK with-profits fund where protection is primarily provided by the inherited estate. Outside the with-profits fund, £3 billion is held in unit linked funds where shareholder risk is limited and there is £17 billion backing the shareholder annuity business and other non-linked business of which 79 per cent is rated AAA to A, 18 per cent BBB and three per cent non investment grade.

As previously mentioned, we have maintained a significant and we believe appropriate credit reserve at £1.4 billion within the UK shareholder-backed annuity funds to provide for future defaults. This is sufficient to provide for 80bps of losses per annum over the life of the portfolio. In the first quarter of 2009, we have experienced credit defaults of £11 million, or 6.5bps, in relation to shareholder funds.

Asia's debt portfolio totals £8 billion of which £5 billion is invested in unit linked and with-profits funds with minimal shareholder risk and, of the £3 billion held by shareholder backed non-linked business, 87 per cent is in respect of government bonds. This portfolio has performed very well with no defaults in the first quarter of 2009.

Jackson's fixed income portfolio at 31st  March is estimated at £23.5 billion, in line with year end 2008, 92 per cent being investment grade and eight per cent high yield. This portfolio comprises Corporate Debt of £16.3 billion, Commercial Mortgage Backed Securities (CMBS) of £1.8 billion, Residential Mortgage Backed Securities (RMBS) of £4.3 billion and other securities totalling £1.1 billion.

Jackson did not experience any losses on defaults during the first quarter of 2009. As part of our active management of the book we incurred net losses on sales of impaired bonds of £15 million. Additional write downs of impaired securities for the first three months of the year were £152 million, including £82 million on corporate bonds and £70 million on RMBS, of which £58 million relates to the 2006/2007 vintage.

Within the RMBS portfolio of £4.3 billion, £2.5 billion is agency guaranteed, £269 million is sub-prime (which is fixed rate collateral, all originally AAA rated and senior tranches so well protected) and £896 million relates to investments in pre-2006/2007 vintages, where experience has been positive. At  31 st  March, exposure to the 2006/2007 vintages is £596 million. Of the £596 million, £372 million is invested in the senior part of the capital structure. Our actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is £224 million.

 1.3 Unrealised Losses

Jackson's gross unrealised losses across the entire portfolio for the first quarter of 2009 have increased by £283 million to £3.5 billion, or 13 per cent of the portfolio.

Unrealised losses on securities priced below 80 per cent of book value were £2.3 billion at 31 st March 2009 compared to £1.9 billion at year end 2008. We continue to believe that the accounting impact of these unrealised losses significantly overstates the risk of economic losses on our portfolio at current price levels.

Whilst continuing wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 80's, we have no intention to sell these fixed income securities prior to maturity, limiting the impact of ongoing market volatility.

1.4 Liquidity

The Group remains comfortable with its liquidity position at both holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of our requirements for the foreseeable future without having to utilise external funding. In  aggregate, the Group has £2.1 billion of  undrawn external committed facilities.

2. Business Review

2.1 Asia insurance operations

The economic climate in Asia was very challenging during the first quarter 2009 with sharp contractions in GDP that were in part driven by rapidly declining exports. Volatile equity markets and fears of rising unemployment have also adversely impacted customers' discretionary spending and investment.

We believe Prudential continues to outperform its regional peers, delivering a satisfactory first quarter sales result with new business APE of  £333 million. This is in line with the fourth quarter 2008 and just 11 per cent lower than the first quarter of 2008 based on actual exchange rates, with lower new business capital consumed compared to Q1 2008. Excluding the benefits of the appreciation of Asian currencies relative to sterling during 2008, APE is 26 per cent lower than the first quarter 2008.

Within this decrease, regular premium and single premium business have behaved differently. Regular premium business has remained resilient declining by only two per cent, whereas single premium business, as expected at this point in the economic cycle has decreased sharply by 72 per cent. It is worth noting that single premium sales in the first quarter 2008 had been boosted by the change of Singapore's CPF rules that came into effect on 1st  April 2008 which represented five percent of the Region's total APE in that quarter.

The proportion of linked business in the total APE was 40 per cent for the first quarter 2009 compared with 62 per cent for the first quarter 2008. The proportion of higher margin protection  products in the mix increased by three per cent to 26 per cent which has a  positive impact on margins.

Total average agent numbers for the first quarter 2009 at 428,000 are up three per cent on the same period last year. The average APE per case fell by 23 per cent, attributable to the macroeconomic context and to changes in our product mix.

Looking at each of the markets in more detail:

In  China , new business APE of £11 million grew by 22 per cent in the first quarter driven by a surge in bancassurance sales following a disciplined management effort to increase the number of bank branches offering CITIC-Prudential products. The main product in this channel is regular premium universal life. In addition to our bancassurance activities we remain focussed on building the agency channel which we believe will deliver more sustainable and profitable growth over the longer term.

Hong Kong's APE of  £46 million is 15 per cent lower than the first quarter last year and in line with the fourth quarter 2008. Bancassurance activity remains challenging and is the primary driver of lower single premium volumes that are down 94 per cent compared with the same period last year. This is primarily because customer sentiment towards all bank distribution remains adversely influenced by issues around bank distribution of Lehman mini-bonds that arose during the fourth quarter of 2008, issues which were unrelated to our own product offerings. We have also seen some competitors offering short pay endowment products with economics that we consider to be unattractive. We believe our focus on regular premium linked and par products create more value, and sales of these were up and in line with the first quarter 2008 at actual exchange rates.

India  recorded APE of  £56 million in the first quarter, which is 37 per cent lower than the first quarter last year reflecting our focus on value over volume. The APE sales performance  understates the success we achieved with health products which represent one in five of all policies now being sold. The business is also laying solid foundations in the rural areas: these already generate around 17 per cent of new business premium with excellent longer term potential. The momentum in bancassurance remains strong with over 30 per cent of the APE coming from ICICI Bank, driven by the bank's branch expansion programme.

After a resilient performance during 2008, the  Indonesian market is being affected by the global economic crisis, adversely impacting sentiment during the first quarter with APE of £38 million down five per cent on the first quarter last year. However, agent recruitment activity remains positive and we have a number of productivity initiatives underway. We remain very positive about the prospects for the Indonesian market.

Korea remains extremely challenging. We have deliberately ceded market share since we believe many of the products popular in the market at present have unattractive economics particularly in the bank channel. PCA Life's new business of £37 million for the first quarter is 37 per cent lower than the same quarter last year. However we believe the current market preference for interest sensitive products, in which we do not participate, is likely to be adversely affected by possible new regulations that will impose maximum crediting rates.

Prudential's traditional and takaful operations in  Malaysia  continue to perform strongly with APE of  £24 million up 60 per cent on the first quarter last year, primarily due to very high growth premiums for protection benefits, which now account for over half of all APE. Systematic implementation of sales and marketing initiatives to improve agency activity in the first half 2008 continue to have a strong and positive impact. Over 500 new agents were added in the first quarter and APE per active agent increased 10 per cent.

Singapore recorded APE of £22 million which is 42 per cent lower than the first quarter of 2008. Singapore had a very strong first quarter in 2008 driven by exceptional volumes of CPF business ahead of a regulatory change effective from 1 April 2008. The severe impact of this across the market has been confirmed by recently released statistics for the first quarter of 2009, from the Life Insurance Association, showing that the life industry had its sharpest decline since 2002 with a 77 per cent fall in new single premium sales. This coincided with the economic crisis which is having a dramatic impact in Singapore (first quarter GDP down 11.5 per cent from a year earlier). Regular premium sales for the industry also fell by 27 per cent. By comparison, Prudential's regular premium sales only declined by 14 per cent in local currency significantly outperforming the market. It should also be noted that Prudential delivered a 108 per cent increase in higher margin protection business compared to the first quarter last year.

The sale of the agency force in  Taiwan was announced on 20th February 2009 and the transaction is expected to complete by 30th June 2009. Sales from the agency channel have been included in this report, but the management of this channel was effectively handed over to China Life on 28th February. Bank distribution, which Prudential is retaining, is showing excellent growth with APE of £31 million over five times larger than the first quarter last year. This reflects changes to the sales management model at E.Sun Bank which now rewards bank staff for insurance product sales and new promotions and incentive programmes at SCB.

New business in  Prudential's other Asian operations (Thailand, Vietnam, Philippines and Japan) was collectively down 13 per cent to £13 million compared with the first quarter 2008.

Although we expect market conditions to continue to be challenging for the remainder of 2009, Prudential remains firmly committed to growing profitably in Asia and believes the long term growth potential of the Region remains excellent.

2.2 US insurance operations

Jackson delivered total APE sales of £184 million in the first quarter of 2009, representing a 12 per cent increase from the same period in 2008 at actual exchange rates and down 19 per cent in local currency with no institutional sales in the first quarter. Therefore, APE retail sales during the period were £184 million, representing an increase of 48 per cent over first quarter 2008 at actual exchange rates and eight per cent in local currency. The evolution in local currency is an indication of our cautious stance in terms of growth. The growth in retail sales was driven by a significant increase in sales of fixed and fixed index annuities during the period. Jackson's retail annuity net flows, a more important key performance indicator for us than gross sales, were up 66 per cent from 2008, 21 per cent in local currency, reflecting continued low levels of surrender activity.

In light of continued volatility in US equity markets, customers are increasingly seeking to mitigate risk through the purchase of fixed annuities, fixed index annuities or variable annuities with guaranteed living benefits. Jackson has benefited from this trend across all of its annuity product lines.

Variable annuity APE sales of £105 million increased 17 per cent versus the first quarter of 2008 at actual exchange rates and 15 per cent down in local currency. Jackson continues to maintain its disciplined approach to the pricing of its variable annuities and remains determined to place value generation ahead of sales volume. In 2008, Jackson ranked fourth in variable annuity net flows and compared with the rest of the industry experienced a very low level of outflows as a percentage of inflows. Overall, we believe VA margins have been improving as some capacity has been withdrawn from the market and as companies' pricing behaviour is becoming more rational.

Fixed annuity APE sales of £48 million were up 153 per cent on the first quarter of 2008. However, compared to Q4 2008, local currency is down 29 per cent, as we put in place measures to manage new business levels and therefore new business strain. Jackson ranked sixth in sales of traditional deferred fixed annuities during 2008, with a market share of 4.5 per cent, up from ninth as at year-end 2007 and fixed annuity spreads are significantly above historic levels. Fixed index annuity APE sales of £25 million in the first quarter were up 150 per cent over 2008 at actual exchange rates. Jackson ranked ninth in sales of fixed index annuities during 2008, with a market share of 3.5 per cent, down from eighth as at year-end 2007. Fixed Index Annuity margins are also increasing.

There were no institutional product sales during the first quarter of 2009 compared to £41 million APE in the first quarter of 2008. Jackson continues to participate in this market on an opportunistic basis, while balancing these opportunities with the goal of capital preservation.

Given the absence of institutional sales in the first quarter we have experienced decreased new business strain and capital consumption compared to Q1 2008 in local currency. This is partially masked by currency fluctuations.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £1.6 billion at the end of the first quarter 2009 compared with £1.8 billion at the end of 2008. Curian generated deposits of £98 million in the first quarter of 2009, down 38 per cent on the same period of 2008. There were negative net flows of (£25) million in the first quarter of 2009 compared to positive net flows of £74 million in the first quarter of 2008.

2.3 UK insurance operations

Prudential UK's total APE sales in the first quarter of 2009 of £180 million were six per cent down on the same period in 2008, with lower levels of new business strain and capital consumed. This was a strong relative performance in extremely difficult and volatile market conditions. In line with the Group's strategy, Prudential UK has continued to focus on balancing new business with cash and capital preservation while maintaining margins. Sales of with-profits bonds continued to grow during the first quarter of 2009 offset by a reduction in sales of individual annuities, offshore bonds and corporate pensions which benefited from a large one-off Additional Voluntary Contribution ("AVC") transaction in the corresponding quarter last year.

Individual annuity sales of APE £58 million were six per cent lower than those achieved in the same period last year. Throughout the first quarter, Prudential UK maintained a cautious pricing discipline. There continued to be a strong performance from the internal vestings book where sales rose by 22 per cent to APE £39 million, while external sales declined by 37 per cent. The market remains competitive and some consumers are delaying purchasing an annuity due to investment market losses which have led to decreases in the value of their pension funds.

In the first quarter, Prudential UK launched a new Income Choice Annuity which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every two years. It also provides an opportunity for pension income to grow because the product is backed by Prudential's strong with-profits fund.

Sales of with-profit bonds of APE £31 million were 72 per cent up on the first quarter of 2008. Prudential UK's share of the with-profit bond market increased from 23 per cent in 2007 to 31 per cent in 2008, with the total market increasing by 77 per cent over the period. Consumers continue to seek a more cautious investment approach and protect themselves from market downturns, particularly in an actively managed, well-run and financially strong fund.

Individual pension sales increased by 57 per cent, driven by the launch in the fourth quarter of 2008 of PruFund as a fund link and PruSelect, an extended range of unit-linked funds introduced across Prudential UK's bond, pension and income drawdown portfolio.

Corporate pensions sales of APE £53 million were down 13 per cent, reflecting the inclusion of the large one-off transfer of Nationwide's deposit-based AVC business in the first quarter of 2008. Sales from existing schemes remained healthy.

Sales of offshore products of APE £7 million were substantially down 63 per cent, reflecting difficult conditions in markets outside the UK as well as Prudential UK's focus on higher margin business in the UK.

In an environment of falling house prices and the associated increased risk of negative equity, Prudential UK has maintained its pricing discipline and in the second half of 2008 reduced its loan to value ratio in the lifetime mortgage market. This action resulted in a fall in sales volumes in the first quarter of 2009, with APE sales of £3 million down £2 million on the same quarter last year. Prudential UK will continue to maintain this conservative stance until such time as market conditions improve.

The PruHealth business continues to grow and now covers 192,000 lives, up 25 per cent over the last year.

Prudential UK has continued to maintain its strict focus on value in the bulk annuity and back-book markets in 2009 and will only participate in transactions that meet the group's financial targets and constraints. While there remains a significant pipeline of bulk and back-book opportunities, the market in the first quarter of the year was very subdued in terms of large scale transactions being completed due to the prevailing market and economic conditions.

3. Asset Management

3.1 M&G

M&G is an investment-led business with a core strategy of delivering superior investment performance. This relentless focus on performance, combined with a well-diversified business mix and well-established distribution capabilities, has helped M&G to make an exceptionally strong start to 2009, despite the challenge posed to the asset management industry by continued uncertainty in markets.

In the first quarter M&G achieved gross fund inflows of £4.4 billion, an increase of 32 per cent over the same period in 2008. Total net inflows of £2.5 billion were more than four times the level of the £0.6 billion achieved in the first quarter of 2008. This level of net inflows - the highest quarterly figure this decade - reflects the strength of fund sales, particularly in the UK Retail business.

M&G's total funds under management at 31st  March 2009 were £134.6 billion, down by just under five per cent on 2008 year-end and 16 per cent on the first quarter of 2008. M&G's external FUM were down one per cent year to date at £46.5 billion and down seven per cent on the March 2008 level.

M&G's Retail business had an outstandingly successful start to the year, posting gross sales of £3.3 billion in the first quarter, up 79 per cent on the same period in 2008. Net flows for the quarter were at a record level of £2.2 billion against approximately zero net flows in the first quarter of 2008. In the UK, M&G set a new record for net inflows in each consecutive month during the quarter.

Bond funds dominated gross inflows during the quarter, accounting for 74 per cent of sales compared with 24 per cent in the same period of 2008. M&G's ability to benefit from changing investor preferences is a direct result of its considerable strength across asset classes and high degree of diversification. Despite a general shift in the market away from equity-based investments over recent months, M&G's Retail equity funds achieved net inflows of £0.2 billion, compared with a small net outflow in the first quarter of 2008.

In the institutional market, M&G recorded gross sales of £1.1 billion for the quarter, down 27 per cent on 2008. Net flows were £0.3 billion, compared with £0.5 billion in the first quarter of 2008. These figures fail, however, to reflect M&G's robust sales activity during the first quarter, including the win of a £4 billion fixed income mandate which will be included in the half-year results.

3.2 Asia

The asset management industry continued to be affected by economic uncertainty and market volatility in Q1 2009. Prudential remains focused on maintaining profitability across our internal Life client and third party client segments.

Funds under management for the first quarter of 2009 were two per cent lower than fourth quarter of 2008 at £36.2 billion and include £16.7 billion from Prudential's Asian life funds, £4.4 billion assets from the Group, and £15.1 billion from retail operations.

Retail FUM was one per cent lower than fourth quarter of 2008 and was supported by positive net flows of £185 million and positive market movement of £447 million offset by negative currency movements of £731 million.

In February, our China JV business CITIC-Pru introduced its fifth product, a pure bond fund and successfully raised £159 million at the close of its IPO in March.

Similarly, PCA Japan launched its High Investment Grade Bond Fund, a three year close-ended fixed income fund, which invests mainly in US high investment grade corporate bonds. The fund had raised £16 million at the close of the IPO. The product launch was backed by PCA Japan's new distribution relationships with Nikko Securities and Citibank.

In Taiwan we have launched a Dynamic Regular Savings Plan, a scheme through which investors have the flexibility to manage their monthly subscription amount, based on their predetermined investment criteria.

ENDS

Enquiries:

Media		Investors/Analysts
Ed Brewster	020 7548 3719	James Matthews	020 7548 3561
Sunita Patel	020 7548 2466	Jessica Stalley	020 7548 3511

Notes to Editor:

1.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.
2.

Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contri bution.

3.	UK Retail sales include all products except bulk annuities and credit life sales.
4.

Prudential has received commitments in aggregate amount of £0.4 billion which counts towards lower tier two capital resources for IGD purposes. Prudential is planning to re-finance these commitments by issuing listed lower tier two bonds on similar economic terms.

5.

There will be a conference call today for wire services at 7.30am (GMT) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. Dial in telephone number: +44 (0)20 8609 0793. Passcode:797476#.

6.

There will be a conference call today for investors and analysts at 8:30am (GMT) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. From the UK please call +44 (0)20 8609 0793. Passcode 851650#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 261613#.

7.	High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).
8.

Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on an actual exchange rate basis. The two bases are compared in the table below.

	Annual Premium Equivalent Sales
	Actual Exchange Rates			Constant Exchange Rates
	2009 Q1	2008 Q1	+/- (%)	2009 Q1	2008 Q1	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
UK	180	192	(6%)	180	192	(6%)
US	184	165	12%	184	227	(19%)
Asia	333	375	(11%)	333	450	(26%)
	______	______	______	______	______	______
Total	697	732	(5%)	697	869	(20%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows
	Actual Exchange Rates			Constant Exchange Rates
	2009 Q1	2008 Q1	+/- (%)	2009 Q1	2008 Q1	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
M&G	4,408	3,340	32%	4,408	3,340	32%
US	3	17	(82%)	3	23	(87%)
Asia	14,743	11,411	29%	14,743	12,948	14%
	______	______	______	______	______	______
Total	19,154	14,768	30%	19,154	16,311	17%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Total Insurance and Investment New Business
	Actual Exchange Rates			Constant Exchange Rates
	2009 Q1	2008 Q1	+/- (%)	2009 Q1	2008 Q1	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
Insurance	3,527	3,856	(9%)	3,527	4,678	(25%)
Investment	19,154	14,768	30%	19,154	16,311	17%
	______	______	______	______	______	______
Total	22,681	18,624	22%	22,681	20,989	8%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

9.  Financial Calendar:

2009 Half Year Results	13 August 2009
Third Quarter 2009 Interim Management Statement	28 October 2009

10.   About Prudential plc

Prudential plc, is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion in assets under management (as at 31 December 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

  Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US(1a)			Asia(1a)		Total

	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	1,273	1,407	(10%)	1,789	2,209	(19%)	465	1,062	(56%)	3,527	4,678	(25%)

Total Investment Products - Gross Inflows(2)	4,408	3,340	32%	3	23	(87%)	14,743	12,948	14%	19,154	16,311	17%

	______	______	______	______	______	______	______	______	______	______	______	______
	5,681	4,747	20%	1,792	2,232	(20%)	15,208	14,010	9%	22,681	20,989	8%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents(3)
	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	391	322	21%	-	-	-	391	322	21%	39	32	22%

Direct and Partnership Annuities	129	176	(27%)	-	-	-	129	176	(27%)	13	18	(28%)

Intermediated Annuities	59	124	(52%)	-	-	-	59	124	(52%)	6	12	(50%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	579	622	(7%)	-	-	-	579	622	(7%)	58	62	(6%)

Equity Release	25	51	(51%)	-	-	-	25	51	(51%)	3	5	(40%)

Individual Pensions	42	14	200%	1	-	-	43	14	207%	5	1	400%

Corporate Pensions	37	46	(20%)	20	22	(9%)	57	68	(16%)	24	27	(11%)

Unit Linked Bonds	24	38	(37%)	-	-	-	24	38	(37%)	2	4	(50%)

With-Profit Bonds	300	147	104%	-	-	-	300	147	104%	30	15	100%

Protection	-	-	-	3	1	200%	3	1	200%	3	1	200%

Offshore Products	59	179	(67%)	1	1	0%	60	180	(67%)	7	19	(63%)

Pru Health(12)	-	-	-	2	3	(33%)	2	3	(33%)	2	3	(33%)

Income Drawdown	18	13	38%	-	-	-	18	13	38%	2	1	100%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,084	1,110	(2%)	27	27	0%	1,111	1,137	(2%)	135	138	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	26	93	(72%)	26	25	4%	52	118	(56%)	29	34	(15%)

Other Products	19	40	(53%)	5	5	0%	24	45	(47%)	7	9	(22%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	125	236	(47%)	31	30	3%	156	266	(41%)	44	54	(19%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,209	1,346	(10%)	58	57	2%	1,267	1,403	(10%)	179	192	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1	1	0%	-	-	-	1	1	0%	-	-	-

Credit Life	5	3	67%	-	-	-	5	3	67%	1	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	180	192	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	498	534	(7%)	49	50	(2%)	547	584	(6%)	99	103	(4%)

Intermediated	631	708	(11%)	9	7	29%	640	715	(10%)	72	78	(8%)

Wholesale	6	5	20%	-	-	-	6	5	20%	1	1	0%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	1,135	1,247	(9%)	58	57	2%	1,193	1,304	(9%)	172	182	(5%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	180	192	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

US Insurance Operations (1a)

Fixed Annuities	483	266	82%	-	-	-	483	266	82%	48	27	78%

Fixed Index Annuities	247	135	83%	-	-	-	247	135	83%	25	14	79%

Variable Annuities	1,051	1,241	(15%)	-	-	-	1,051	1,241	(15%)	105	124	(15%)

Life	2	2	0%	6	7	(14%)	8	9	(11%)	6	7	(14%)
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,783	1,644	8%	6	7	(14%)	1,789	1,651	8%	184	171	8%

Guaranteed Investment Contracts	-	558	-	-	-	-	-	558	-	-	56	-

GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,783	2,202	(19%)	6	7	(14%)	1,789	2,209	(19%)	184	227	(19%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Asian Insurance Operations(1a)

China(10)	27	27	0%	8	10	(20%)	35	37	(5%)	11	13	(15%)

Hong Kong	9	211	(96%)	45	54	(17%)	54	265	(80%)	46	75	(39%)

India(6)	23	7	229%	54	97	(44%)	77	104	(26%)	56	98	(43%)

Indonesia	6	48	(88%)	37	40	(8%)	43	88	(51%)	38	45	(16%)

Japan	16	58	(72%)	15	28	(46%)	31	86	(64%)	17	34	(50%)

Korea	9	25	(64%)	36	52	(31%)	45	77	(42%)	37	55	(33%)

Malaysia	5	9	(44%)	23	18	28%	28	27	4%	24	19	26%

Singapore	29	263	(89%)	19	22	(14%)	48	285	(83%)	22	48	(54%)

Taiwan	20	27	(26%)	68	42	62%	88	69	28%	70	45	56%

Other(4)	3	5	(40%)	13	19	(32%)	16	24	(33%)	13	20	(35%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	147	680	(78%)	318	382	(17%)	465	1,062	(56%)	333	450	(26%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	3,145	4,232	(26%)	382	446	(14%)	3,527	4,678	(25%)	697	869	(20%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

  Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US(1b)			Asia(1b)		Total

	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	1,273	1,407	(10%)	1,789	1,603	12%	465	846	(45%)	3,527	3,856	(9%)

Total Investment Products - Gross Inflows(2)	4,408	3,340	32%	3	17	(82%)	14,743	11,411	29%	19,154	14,768	30%

	______	______	______	______	______	______	______	______	______	______	______	______
	5,681	4,747	20%	1,792	1,620	11%	15,208	12,257	24%	22,681	18,624	22%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents(3)
	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	391	322	21%	-	-	-	391	322	21%	39	32	22%

Direct and Partnership Annuities	129	176	(27%)	-	-	-	129	176	(27%)	13	18	(28%)

Intermediated Annuities	59	124	(52%)	-	-	-	59	124	(52%)	6	12	(50%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	579	622	(7%)	-	-	-	579	622	(7%)	58	62	(6%)

Equity Release	25	51	(51%)	-	-	-	25	51	(51%)	3	5	(40%)

Individual Pensions	42	14	200%	1	-	-	43	14	207%	5	1	400%

Corporate Pensions	37	46	(20%)	20	22	(9%)	57	68	(16%)	24	27	(11%)

Unit Linked Bonds	24	38	(37%)	-	-	-	24	38	(37%)	2	4	(50%)

With-Profit Bonds	300	147	104%	-	-	-	300	147	104%	30	15	100%

Protection	-	-	-	3	1	200%	3	1	200%	3	1	200%

Offshore Products	59	179	(67%)	1	1	0%	60	180	(67%)	7	19	(63%)

Pru Health(12)	-	-	-	2	3	(33%)	2	3	(33%)	2	3	(33%)

Income Drawdown	18	13	38%	-	-	-	18	13	38%	2	1	100%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,084	1,110	(2%)	27	27	0%	1,111	1,137	(2%)	135	138	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	26	93	(72%)	26	25	4%	52	118	(56%)	29	34	(15%)

Other Products	19	40	(53%)	5	5	0%	24	45	(47%)	7	9	(22%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	125	236	(47%)	31	30	3%	156	266	(41%)	44	54	(19%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,209	1,346	(10%)	58	57	2%	1,267	1,403	(10%)	179	192	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1	1	0%	-	-	-	1	1	0%	-	-	-

Credit Life	5	3	67%	-	-	-	5	3	67%	1	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	180	192	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	498	534	(7%)	49	50	(2%)	547	584	(6%)	99	103	(4%)

Intermediated	631	708	(11%)	9	7	29%	640	715	(10%)	72	78	(8%)

Wholesale	6	5	20%	-	-	-	6	5	20%	1	1	0%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	1,135	1,247	(9%)	58	57	2%	1,193	1,304	(9%)	172	182	(5%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	8	10	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	180	192	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

US Insurance Operations (1b)

Fixed Annuities	483	193	150%	-	-	-	483	193	150%	48	19	153%

Fixed Index Annuities	247	98	152%	-	-	-	247	98	152%	25	10	150%

Variable Annuities	1,051	900	17%	-	-	-	1,051	900	17%	105	90	17%

Life	2	2	0%	6	5	20%	8	7	14%	6	5	20%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,783	1,193	49%	6	5	20%	1,789	1,198	49%	184	124	48%

Guaranteed Investment Contracts	-	405	-	-	-	-	-	405	-	-	41	-

GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,783	1,598	12%	6	5	20%	1,789	1,603	12%	184	165	12%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations(1b)

China(10)	27	19	42%	8	7	14%	35	26	35%	11	9	22%

Hong Kong	9	152	(94%)	45	39	15%	54	191	(72%)	46	54	(15%)

India(6)	23	7	229%	54	88	(39%)	77	95	(19%)	56	89	(37%)

Indonesia	6	44	(86%)	37	36	3%	43	80	(46%)	38	40	(5%)

Japan	16	38	(58%)	15	18	(17%)	31	56	(45%)	17	22	(23%)

Korea	9	26	(65%)	36	56	(36%)	45	82	(45%)	37	59	(37%)

Malaysia	5	7	(29%)	23	14	64%	28	21	33%	24	15	60%

Singapore	29	205	(86%)	19	17	12%	48	222	(78%)	22	38	(42%)

Taiwan	20	21	(5%)	68	33	106%	88	54	63%	70	35	100%

Other(4)	3	4	(25%)	13	15	(13%)	16	19	(16%)	13	15	(13%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	147	523	(72%)	318	323	(2%)	465	846	(45%)	333	375	(11%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	3,145	3,471	(9%)	382	385	(1%)	3,527	3,856	(9%)	697	732	(5%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

  Schedule 2A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009

INVESTMENT OPERATIONS

				Opening	Closing	Variance
	Gross Inflows	Redemptions	Net Inflows	FUM	FUM	%
2009	£m	£m	£m	£m	£m
M&G

Retail	3,325	(1,118)	2,207	19,142	19,671	3%

Institutional (5)	1,083	(747)	336	27,855	26,865	(4%)
	______	______	______	______	______	______
Total M&G	4,408	(1,865)	2,543	46,997	46,536	(1%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia(9)

India	206	(248)	(42)	1,510	1,481	(2%)

Taiwan	112	(124)	(12)	1,124	1,145	2%

Korea	44	(552)	(508)	1,715	1,310	(24%)

Japan	233	(177)	56	2,956	3,172	7%

Other Mutual Fund Operations(11)	316	(180)	136	2,721	2,930	8%
	______	______	______	______	______	______
Total Asian Equity/Bond/Other	911	(1,281)	(370)	10,026	10,038	0%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	11,955	(11,984)	(29)	1,505	1,464	(3%)

Taiwan	692	(564)	128	1,382	1,513	9%

Korea	982	(536)	446	433	895	107%

Other Mutual Fund Operations	179	(170)	9	405	414	2%
	______	______	______	______	______	______
Total Asian MMF	13,808	(13,254)	554	3,725	4,286	15%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______
Total Asia Retail Mutual Funds	14,719	(14,535)	184	13,751	14,324	4%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	24	(23)	1	763	799	5%
	______	______	______	______	______	______
Total Asian Investment Operations	14,743	(14,558)	185	14,514	15,123	4%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	3	(6)	(3)	50	44	(12%)
	______	______	______	______	______	______
Total US	3	(6)	(3)	50	44	(12%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______
Total Investment Products	19,154	(16,429)	2,725	61,561	61,703	0%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows	Redemptions	Net Inflows
2008	£m	£m	£m
M&G

Retail	1,860	(1,835)	25

Institutional (5)	1,480	(947)	533
	______	______	______
Total M&G	3,340	(2,782)	558
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia(9)

India	426	(259)	167

Taiwan	463	(343)	120

Korea	329	(314)	15

Japan	600	(381)	219

Other Mutual Fund Operations(11)	467	(383)	84
	______	______	______
Total Asia Equity/Bond/ Other	2,285	(1,680)	605
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	8,824	(9,001)	(177)

Taiwan	1,259	(900)	359

Korea	431	(433)	(2)

Other Mutual Fund Operations	143	(118)	25
	______	______	______
Total Asian MMF	10,657	(10,452)	205
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Asia Retail Mutual Funds	12,942	(12,132)	810
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	6	(94)	(88)
	______	______	______
Total Asian Investment Operations	12,948	(12,226)	722
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	23	(12)	11
	______	______	______
Total US	23	(12)	11
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Investment Products	16,311	(15,020)	1,291
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows	Redemptions	Net Inflows
2009 Movement Relative to 2008%		%	%
M&G

Retail	79%	39%	8,728%

Institutional (5)	(27%)	21%	(37%)
	______	______	______
Total M&G	32%	33%	356%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia(9)

India	(52%)	4%	(125%)

Taiwan	(76%)	64%	(110%)

Korea	(87%)	(76%)	(3,487%)

Japan	(61%)	54%	(74%)

Other Mutual Fund Operations(11)	(32%)	53%	62%
	______	______	______
Total Asia Equity/Bond/Other	(60%)	24%	(161%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	35%	(33%)	84%

Taiwan	(45%)	37%	(64%)

Korea	128%	(24%)	22,400%

Other Mutual Fund Operations	25%	(44%)	(64%)
	______	______	______
Total Asian MMF	30%	(27%)	170%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Asia Retail Mutual Funds	14%	(20%)	(77%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	300%	76%	101%

	______	______	______
Total Asian Investment Operations	14%	(19%)	(74%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	(87%)	50%	(127%)
	______	______	______
Total US	(87%)	50%	(127%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Investment Products	17%	(9%)	111%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

				2009 Q1	2008 Q1
US(7)				YTD	YTD	+/- (%)
				£m	£m
Curian Capital
External Funds Under Administration				1,613	2,354	(31%)

Schedule 2B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009

INVESTMENT OPERATIONS

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2009	£m	£m	£m	£m	£m	£m	£m	£m
M&G

Retail	19,142	3,325	(1,118)	2,207	(626)	(1,052)	529	19,671

Institutional (5)	27,855	1,083	(747)	336	(27)	(1,299)	(990)	26,865
	______	______	______	______	______	______	______	______
Total M&G	46,997	4,408	(1,865)	2,543	(653)	(2,351)	(461)	46,536
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia(9)

India	1,567	206	(248)	(42)	38	(82)	(86)	1,481

Taiwan	1,156	112	(124)	(12)	-	1	(11)	1,145

Korea	1,878	44	(552)	(508)	(1)	(59)	(568)	1,310

Japan	3,211	233	(177)	56	-	(95)	(39)	3,172

Other Mutual Fund Operations(11)	2,758	316	(180)	136	-	36	172	2,930
	______	______	______	______	______	______	______	______
Total Asian Equity/Bond/Other	10,570	911	(1,281)	(370)	37	(199)	(532)	10,038
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	1,562	11,955	(11,984)	(29)	(47)	(22)	(98)	1,464

Taiwan	1,421	692	(564)	128	-	(36)	92	1,513

Korea	474	982	(536)	446	-	(25)	421	895

Other Mutual Fund Operations	416	179	(170)	9	-	(11)	(2)	414
	______	______	______	______	______	______	______	______
Total Asian MMF	3,873	13,808	(13,254)	554	(47)	(94)	413	4,286
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds	14,443	14,719	(14,535)	184	(10)	(293)	(119)	14,324
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	789	24	(23)	1	-	9	10	799
	______	______	______	______	______	______	______	______
Total Asian Investment Operations	15,232	14,743	(14,558)	185	(10)	(284)	(109)	15,123
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	50	3	(6)	(3)	1	(4)	(6)	44
	______	______	______	______	______	______	______	______
Total US	50	3	(6)	(3)	1	(4)	(6)	44
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Investment Products	62,279	19,154	(16,429)	2,725	(662)	(2,639)	(576)	61,703
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008	£m	£m	£m	£m	£m	£m	£m	£m
M&G

Retail	22,320	1,860	(1,835)	25	-	(1,739)	(1,714)	20,606

Institutional (5)	28,901	1,480	(947)	533	24	75	632	29,533
	______	______	______	______	______	______	______	______
Total M&G	51,221	3,340	(2,782)	558	24	(1,664)	(1,082)	50,139
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia(9)

India	2,225	387	(235)	152	48	(346)	(146)	2,079

Taiwan	1,476	361	(268)	93	-	(100)	(7)	1,469

Korea	2,946	353	(336)	17	(146)	(401)	(530)	2,416

Japan	4,313	387	(246)	141	-	(599)	(458)	3,855

Other Mutual Fund Operations(11)	2,537	352	(286)	66	(8)	(251)	(193)	2,344
	______	______	______	______	______	______	______	______
Total Asia Equity/Bond/Other	13,497	1,840	(1,371)	469	(106)	(1,697)	(1,334)	12,163
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	1,416	8,009	(8,169)	(160)	(95)	11	(244)	1,172

Taiwan	632	983	(703)	280	-	57	337	969

Korea	480	462	(464)	(2)	-	(19)	(21)	459

Other Mutual Fund Operations	252	113	(94)	19	-	9	28	280
	______	______	______	______	______	______	______	______
Total Asian MMF	2,780	9,567	(9,430)	137	(95)	58	100	2,880
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds	16,277	11,407	(10,801)	606	(201)	(1,639)	(1,234)	15,043
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	1,116	4	(73)	(69)	-	(88)	(157)	959
	______	______	______	______	______	______	______	______
Total Asian Investment Operations	17,393	11,411	(10,874)	537	(201)	(1,727)	(1,391)	16,002
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	55	17	(9)	8	1	(5)	4	59
	______	______	______	______	______	______	______	______
Total US	55	17	(9)	8	1	(5)	4	59
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Investment Products	68,669	14,768	(13,665)	1,103	(176)	(3,396)	(2,469)	66,200
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2009 Movement Relative to 2008%		%	%	%	%	%	%	%
M&G

Retail	(14%)	79%	39%	8,728%	-	40%	131%	(5%)

Institutional (5)	(4%)	(27%)	21%	(37%)	(213%)	(1,832%)	(257%)	(9%)
	______	______	______	______	______	______	______	______
Total M&G	(8%)	32%	33%	356%	(2,821%)	(41%)	57%	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia(9)

India	(30%)	(47%)	(6%)	(128%)	(21%)	76%	41%	(29%)

Taiwan	(22%)	(69%)	54%	(113%)	-	101%	(57%)	(22%)

Korea	(36%)	(88%)	(64%)	(3,088%)	99%	85%	(7%)	(46%)

Japan	(26%)	(40%)	28%	(60%)	-	84%	91%	(18%)

Other Mutual Fund Operations(11)	9%	(10%)	37%	106%	-	114%	189%	25%
	______	______	______	______	______	______	______	______
Total Asia Equity/Bond/Other	(22%)	(50%)	7%	(179%)	135%	88%	60%	(17%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	10%	49%	(47%)	82%	51%	(300%)	60%	25%

Taiwan	125%	(30%)	20%	(54%)	-	(163%)	(73%)	56%

Korea	(1%)	113%	(16%)	22,400%	-	(32%)	2,105%	95%

Other Mutual Fund Operations	65%	58%	(81%)	(53%)	-	(222%)	(107%)	48%
	______	______	______	______	______	______	______	______
Total Asian MMF	39%	44%	(41%)	304%	51%	(262%)	313%	49%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds	(11%)	29%	(35%)	(70%)	95%	82%	90%	(5%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	(29%)	500%	68%	101%	-	110%	106%	(17%)

	______	______	______	______	______	______	______	______
Total Asian Investment Operations	(12%)	29%	(34%)	(66%)	95%	84%	92%	(5%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	(9%)	(82%)	33%	(138%)	0%	20%	(250%)	(25%)
	______	______	______	______	______	______	______	______
Total US	(9%)	(82%)	33%	(138%)	0%	20%	(250%)	(25%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Investment Products	(9%)	30%	(20%)	147%	(276%)	22%	77%	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
						2009 Q1	2008 Q1
US						YTD	YTD	+/- (%)
						£m	£m
Curian Capital
External Funds Under Administration						1,613	1,697	(5%)

  Schedule 3 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009 VERSUS QUARTER 4 2008

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents
	Q1 2009	Q 4 2008	+/-(%)	Q1 2009	Q 4 2008	+/-(%)	Q1 2009	Q 4 2008	+/-(%)	Q1 2009	Q 4 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	391	471	(17%)	-	-	-	391	471	(17%)	39	47	(17%)

Direct and Partnership Annuities	129	153	(16%)	-	-	-	129	153	(16%)	13	15	(13%)

Intermediated Annuities	59	96	(39%)	-	-	-	59	96	(39%)	6	10	(40%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	579	720	(20%)	-	-	-	579	720	(20%)	58	72	(19%)

Equity Release	25	54	(54%)	-	-	-	25	54	(54%)	3	5	(40%)

Individual Pensions	42	63	(33%)	1	1	0%	43	64	(33%)	5	7	(29%)

Corporate Pensions	37	67	(45%)	20	24	(17%)	57	91	(37%)	24	31	(23%)

Unit Linked Bonds	24	21	14%	-	-	-	24	21	14%	2	2	0%

With-Profit Bonds	300	218	38%	-	-	-	300	218	38%	30	22	36%

Protection	-	-	-	3	2	50%	3	2	50%	3	2	50%

Offshore Products	59	104	(43%)	1	1	0%	60	105	(43%)	7	11	(36%)

Pru Health(12)	-	-	-	2	2	0%	2	2	0%	2	2	0%

Income Drawdown	18	21	(14%)	-	-	-	18	21	(14%)	2	2	0%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,084	1,268	(15%)	27	30	(10%)	1,111	1,298	(14%)	135	157	(14%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions (13)	26	-	-	26	28	(7%)	52	28	86%	29	28	4%

Other Products	19	19	0%	5	4	25%	24	23	4%	7	6	17%

DWP Rebates	80	50	60%	-	-	-	80	50	60%	8	5	60%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	125	69	81%	31	32	(3%)	156	101	54%	44	39	13%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,209	1,337	(10%)	58	62	(6%)	1,267	1,399	(9%)	179	196	(9%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1	47	(98%)	-	-	-	1	47	(98%)	-	5	-

Credit Life	5	7	(29%)	-	-	-	5	7	(29%)	1	1	0%
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,391	(13%)	58	62	(6%)	1,273	1,453	(12%)	180	201	(10%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	498	623	(20%)	49	54	(9%)	547	677	(19%)	99	116	(15%)

Intermediated	631	664	(5%)	9	8	13%	640	672	(5%)	72	74	(3%)

Wholesale	6	54	(89%)	-	-	-	6	54	(89%)	1	5	(80%)
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	1,135	1,341	(15%)	58	62	(6%)	1,193	1,403	(15%)	172	196	(12%)

DWP Rebates	80	50	60%	-	-	-	80	50	60%	8	5	60%
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,391	(13%)	58	62	(6%)	1,273	1,453	(12%)	180	201	(10%)
	¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations (1b)(8)

Fixed Annuities	483	583	(17%)	-	-	-	483	583	(17%)	48	58	(17%)

Fixed Index Annuities	247	184	34%	-	-	-	247	184	34%	25	18	39%

Variable Annuities	1,051	895	17%	-	-	-	1,051	895	17%	105	90	17%

Life	2	1	100%	6	6	0%	8	7	14%	6	6	0%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,783	1,663	7%	6	6	0%	1,789	1,669	7%	184	172	7%

Guaranteed Investment Contracts	-	42	-	-	-	-	-	42	-	-	4	-

GIC - Medium Term Note	-	16	-	-	-	-	-	16	-	-	2	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,783	1,721	4%	6	6	0%	1,789	1,727	4%	184	178	3%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations(1b)(8)

China(10)	27	16	69%	8	9	(11%)	35	25	40%	11	11	0%

Hong Kong	9	47	(81%)	45	41	10%	54	88	(39%)	46	46	0%

India(6)	23	7	229%	54	34	59%	77	41	88%	56	35	60%

Indonesia	6	9	(33%)	37	46	(20%)	43	55	(22%)	38	47	(19%)

Japan	16	21	(24%)	15	6	150%	31	27	15%	17	8	113%

Korea	9	15	(40%)	36	35	3%	45	50	(10%)	37	37	0%

Malaysia	5	6	(17%)	23	35	(34%)	28	41	(32%)	24	36	(33%)

Singapore	29	35	(17%)	19	22	(14%)	48	57	(16%)	22	26	(15%)

Taiwan	20	10	100%	68	70	(3%)	88	80	10%	70	71	(1%)

Other(4)	3	4	(25%)	13	14	(7%)	16	18	(11%)	13	14	(7%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	147	170	(14%)	318	312	2%	465	482	(4%)	333	329	1%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	3,145	3,282	(4%)	382	380	1%	3,527	3,662	(4%)	697	708	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G(5)	Q1 2009	46,997	4,408	(1,865)	2,543	(653)	(2,351)	(461)	46,536

	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997

	+/-(%)	(6%)	9%	61%	446%	(694%)	1%	85%	(1%)

Asia Retail Mutual Funds	Q1 2009	14,443	14,719	(14,535)	184	(10)	(293)	(119)	14,324

	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443

	+/-(%)	6%	17%	(15%)	307%	(67%)	(131%)	(114%)	(1%)

Asia Third Party	Q1 2009	789	24	(23)	1	-	9	10	799

	Q4 2008	755	16	(24)	(8)	-	42	34	789

	+/-(%)	5%	50%	4%	113%	-	(79%)	(71%)	1%

US Retail Mutual Funds	Q1 2009	50	3	(6)	(3)	1	(4)	(6)	44

	Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50

	+/-(%)	(14%)	(25%)	25%	25%	(50%)	33%	25%	(12%)

Total Investment Products	Q1 2009	62,279	19,154	(16,429)	2,725	(662)	(2,639)	(576)	61,703

	Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279

	+/-(%)	(3%)	15%	6%	426%	(725%)	(90%)	73%	(1%)

Schedule 4 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US (1a)			Asia (1a)		Total

	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	1,273	1,407	(10%)	1,789	2,209	(19%)	465	1,062	(56%)	3,527	4,678	(25%)

Total Investment Products - Gross Inflows(2)	4,408	3,340	32%	3	23	(87%)	14,743	12,948	14%	19,154	16,311	17%

	5,681	4,747	20%	1,792	2,232	(20%)	15,208	14,010	9%	22,681	20,989	8%
	¯¯¯¯¯¯	¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯	¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	391	322	21%	-	-	-	391	322	21%	391	322	21%

Direct and Partnership Annuities	129	176	(27%)	-	-	-	129	176	(27%)	129	176	(27%)

Intermediated Annuities	59	124	(52%)	-	-	-	59	124	(52%)	59	124	(52%)

Total Individual Annuities	579	622	(7%)	-	-	-	579	622	(7%)	579	622	(7%)

Equity Release	25	51	(51%)	-	-	-	25	51	(51%)	25	51	(51%)

Individual Pensions	42	14	200%	1	-	-	43	14	207%	46	15	207%

Corporate Pensions	37	46	(20%)	20	22	(9%)	57	68	(16%)	153	155	(1%)

Unit Linked Bonds	24	38	(37%)	-	-	-	24	38	(37%)	24	38	(37%)

With-Profit Bonds	300	147	104%	-	-	-	300	147	104%	300	147	104%

Protection	-	-	-	3	1	200%	3	1	200%	18	7	157%

Offshore Products	59	179	(67%)	1	1	0%	60	180	(67%)	64	185	(65%)

Pru Health(12)	-	-	-	2	3	(33%)	2	3	(33%)	18	32	(44%)

Income Drawdown	18	13	38%	-	-	-	18	13	38%	18	13	38%

Total Retail Retirement	1,084	1,110	(2%)	27	27	0%	1,111	1,137	(2%)	1,245	1,265	(2%)
	¯¯¯¯¯¯	¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯	¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	26	93	(72%)	26	25	4%	52	118	(56%)	124	180	(31%)

Other Products	19	40	(53%)	5	5	0%	24	45	(47%)	35	57	(39%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)

Total Mature Life and Pensions	125	236	(47%)	31	30	3%	156	266	(41%)	239	340	(30%)

Total Retail	1,209	1,346	(10%)	58	57	2%	1,267	1,403	(10%)	1,484	1,605	(8%)

Wholesale Annuities	1	1	0%	-	-	-	1	1	0%	1	1	0%

Credit Life	5	3	67%	-	-	-	5	3	67%	5	3	67%

Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	1,490	1,609	(7%)
	¯¯¯¯¯¯	¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	498	534	(7%)	49	50	(2%)	547	584	(6%)	721	754	(4%)

Intermediated	631	708	(11%)	9	7	29%	640	715	(10%)	683	748	(9%)

Wholesale	6	5	20%	-	-	-	6	5	20%	6	5	20%

Sub-Total	1,135	1,247	(9%)	58	57	2%	1,193	1,304	(9%)	1,410	1,507	(6%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)

Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	1,490	1,609	(7%)
	¯¯¯¯¯¯								¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations (1a)

Fixed Annuities	483	266	82%	-	-	-	483	266	82%	483	266	82%

Fixed Index Annuities	247	135	83%	-	-	-	247	135	83%	247	135	83%

Variable Annuities	1,051	1,241	(15%)	-	-	-	1,051	1,241	(15%)	1,051	1,241	(15%)

Life	2	2	0%	6	7	(14%)	8	9	(11%)	59	57	4%

Sub-Total Retail	1,783	1,644	8%	6	7	(14%)	1,789	1,651	8%	1,840	1,699	8%

Guaranteed Investment Contracts	-	558	-	-	-	-	-	558	-	-	558	-

GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-

Total US Insurance Operations	1,783	2,202	(19%)	6	7	(14%)	1,789	2,209	(19%)	1,840	2,257	(18%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations(1a)

China (10)	27	27	0%	8	10	(20%)	35	37	(5%)	68	93	(27%)

Hong Kong	9	211	(96%)	45	54	(17%)	54	265	(80%)	293	525	(44%)

India (6)	23	7	229%	54	97	(44%)	77	104	(26%)	198	392	(49%)

Indonesia	6	48	(88%)	37	40	(8%)	43	88	(51%)	127	206	(38%)

Japan	16	58	(72%)	15	28	(46%)	31	86	(64%)	82	190	(57%)

Korea	9	25	(64%)	36	52	(31%)	45	77	(42%)	183	271	(32%)

Malaysia	5	9	(44%)	23	18	28%	28	27	4%	129	106	22%

Singapore	29	263	(89%)	19	22	(14%)	48	285	(83%)	152	418	(64%)

Taiwan	20	27	(26%)	68	42	62%	88	69	28%	289	216	34%

Other (4)	3	5	(40%)	13	19	(32%)	16	24	(33%)	44	60	(27%)

Total Asian Insurance Operations	147	680	(78%)	318	382	(17%)	465	1,062	(56%)	1,565	2,477	(37%)

Group Total	3,145	4,232	(26%)	382	446	(14%)	3,527	4,678	(25%)	4,895	6,343	(23%)

Schedule 5 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US(1b)			Asia(1b)		Total

	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	1,273	1,407	(10%)	1,789	1,603	12%	465	846	(45%)	3,527	3,856	(9%)

Total Investment Products - Gross Inflows(2)	4,408	3,340	32%	3	17	(82%)	14,743	11,411	29%	19,154	14,768	30%

	______	______	______	______	______	______	______	______	______	______	______	______
	5,681	4,747	20%	1,792	1,620	11%	15,208	12,257	24%	22,681	18,624	22%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS
		Single			Regular			Total		PVNBP
	2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1		2009 Q1	2008 Q1
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	391	322	21%	-	-	-	391	322	21%	391	322	21%

Direct and Partnership Annuities	129	176	(27%)	-	-	-	129	176	(27%)	129	176	(27%)

Intermediated Annuities	59	124	(52%)	-	-	-	59	124	(52%)	59	124	(52%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	579	622	(7%)	-	-	-	579	622	(7%)	579	622	(7%)

Equity Release	25	51	(51%)	-	-	-	25	51	(51%)	25	51	(51%)

Individual Pensions	42	14	200%	1	-	-	43	14	207%	46	15	207%

Corporate Pensions	37	46	(20%)	20	22	(9%)	57	68	(16%)	153	155	(1%)

Unit Linked Bonds	24	38	(37%)	-	-	-	24	38	(37%)	24	38	(37%)

With-Profit Bonds	300	147	104%	-	-	-	300	147	104%	300	147	104%

Protection	-	-	-	3	1	200%	3	1	200%	18	7	157%

Offshore Products	59	179	(67%)	1	1	0%	60	180	(67%)	64	185	(65%)

Pru Health(12)	-	-	-	2	3	(33%)	2	3	(33%)	18	32	(44%)

Income Drawdown	18	13	38%	-	-	-	18	13	38%	18	13	38%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,084	1,110	(2%)	27	27	0%	1,111	1,137	(2%)	1,245	1,265	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	26	93	(72%)	26	25	4%	52	118	(56%)	124	180	(31%)

Other Products	19	40	(53%)	5	5	0%	24	45	(47%)	35	57	(39%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	125	236	(47%)	31	30	3%	156	266	(41%)	239	340	(30%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,209	1,346	(10%)	58	57	2%	1,267	1,403	(10%)	1,484	1,605	(8%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1	1	0%	-	-	-	1	1	0%	1	1	0%

Credit Life	5	3	67%	-	-	-	5	3	67%	5	3	67%
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	1,490	1,609	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	498	534	(7%)	49	50	(2%)	547	584	(6%)	721	754	(4%)

Intermediated	631	708	(11%)	9	7	29%	640	715	(10%)	683	748	(9%)

Wholesale	6	5	20%	-	-	-	6	5	20%	6	5	20%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	1,135	1,247	(9%)	58	57	2%	1,193	1,304	(9%)	1,410	1,507	(6%)

DWP Rebates	80	103	(22%)	-	-	-	80	103	(22%)	80	103	(22%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	1,215	1,350	(10%)	58	57	2%	1,273	1,407	(10%)	1,490	1,609	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations (1b)

Fixed Annuities	483	193	150%	-	-	-	483	193	150%	483	193	150%

Fixed Index Annuities	247	98	152%	-	-	-	247	98	152%	247	98	152%

Variable Annuities	1,051	900	17%	-	-	-	1,051	900	17%	1,051	900	17%

Life	2	2	0%	6	5	20%	8	7	14%	59	42	40%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,783	1,193	49%	6	5	20%	1,789	1,198	49%	1,840	1,233	49%

Guaranteed Investment Contracts	-	405	-	-	-	-	-	405	-	-	405	-

GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,783	1,598	12%	6	5	20%	1,789	1,603	12%	1,840	1,638	12%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations(1b)

China(10)	27	19	42%	8	7	14%	35	26	35%	68	64	6%

Hong Kong	9	152	(94%)	45	39	15%	54	191	(72%)	293	379	(23%)

India(6)	23	7	229%	54	88	(39%)	77	95	(19%)	198	355	(44%)

Indonesia	6	44	(86%)	37	36	3%	43	80	(46%)	127	187	(32%)

Japan	16	38	(58%)	15	18	(17%)	31	56	(45%)	82	123	(33%)

Korea	9	26	(65%)	36	56	(36%)	45	82	(45%)	183	291	(37%)

Malaysia	5	7	(29%)	23	14	64%	28	21	33%	129	87	48%

Singapore	29	205	(86%)	19	17	12%	48	222	(78%)	152	326	(53%)

Taiwan	20	21	(5%)	68	33	106%	88	54	63%	289	169	71%

Other(4)	3	4	(25%)	13	15	(13%)	16	19	(16%)	44	48	(8%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	147	523	(72%)	318	323	(2%)	465	846	(45%)	1,565	2,029	(23%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	3,145	3,471	(9%)	382	385	(1%)	3,527	3,856	(9%)	4,895	5,276	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2009 VERSUS QUARTER 4 2008

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	Q1 2009	Q 4 2008	+/-(%)	Q1 2009	Q 4 2008	+/-(%)	Q1 2009	Q 4 2008	+/-(%)	Q1 2009	Q 4 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	391	471	(17%)	-	-	-	391	471	(17%)	391	471	(17%)

Direct and Partnership Annuities	129	153	(16%)	-	-	-	129	153	(16%)	129	153	(16%)

Intermediated Annuities	59	96	(39%)	-	-	-	59	96	(39%)	59	96	(39%)

Total Individual Annuities	579	720	(20%)	-	-	-	579	720	(20%)	579	720	(20%)

Equity Release	25	54	(54%)	-	-	-	25	54	(54%)	25	54	(54%)

Individual Pensions	42	63	(33%)	1	1	0%	43	64	(33%)	46	67	(31%)

Corporate Pensions	37	67	(45%)	20	24	(17%)	57	91	(37%)	153	190	(19%)

Unit Linked Bonds	24	21	14%	-	-	-	24	21	14%	24	21	14%

With-Profit Bonds	300	218	38%	-	-	-	300	218	38%	300	218	38%

Protection	-	-	-	3	2	50%	3	2	50%	18	12	50%

Offshore Products	59	104	(43%)	1	1	0%	60	105	(43%)	64	110	(42%)

Pru Health(12)	-	-	-	2	2	0%	2	2	0%	18	17	6%

Income Drawdown	18	21	(14%)	-	-	-	18	21	(14%)	18	21	(14%)

Total Retail Retirement	1,084	1,268	(15%)	27	30	(10%)	1,111	1,298	(14%)	1,245	1,430	(13%)

Corporate Pensions (13)	26	-	-	26	28	(7%)	52	28	86%	124	132	(6%)

Other Products	19	19	0%	5	4	25%	24	23	4%	35	53	(34%)

DWP Rebates	80	50	60%	-	-	-	80	50	60%	80	50	60%

Total Mature Life and Pensions	125	69	81%	31	32	(3%)	156	101	54%	239	235	2%

Total Retail	1,209	1,337	(10%)	58	62	(6%)	1,267	1,399	(9%)	1,484	1,665	(11%)

Wholesale Annuities	1	47	(98%)	-	-	-	1	47	(98%)	1	47	(98%)

Credit Life	5	7	(29%)	-	-	-	5	7	(29%)	5	7	(29%)

Total UK Insurance Operations	1,215	1,391	(13%)	58	62	(6%)	1,273	1,453	(12%)	1,490	1,719	(13%)

Channel Summary

Direct and Partnership	498	623	(20%)	49	54	(9%)	547	677	(19%)	721	887	(19%)

Intermediated	631	664	(5%)	9	8	13%	640	672	(5%)	683	730	(6%)

Wholesale	6	54	(89%)	-	-	-	6	54	(89%)	6	54	(89%)

Sub-Total	1,135	1,341	(15%)	58	62	(6%)	1,193	1,403	(15%)	1,410	1,671	(16%)

DWP Rebates	80	50	60%	-	-	-	80	50	60%	80	50	60%

Total UK Insurance Operations	1,215	1,391	(13%)	58	62	(6%)	1,273	1,453	(12%)	1,490	1,719	(13%)

US Insurance Operations (1b)(8)

Fixed Annuities	483	583	(17%)	-	-	-	483	583	(17%)	483	583	(17%)

Fixed Index Annuities	247	184	34%	-	-	-	247	184	34%	247	184	34%

Variable Annuities	1,051	895	17%	-	-	-	1,051	895	17%	1,051	895	17%

Life	2	1	100%	6	6	0%	8	7	14%	59	85	(31%)

Sub-Total Retail	1,783	1,663	7%	6	6	0%	1,789	1,669	7%	1,840	1,747	5%

Guaranteed Investment Contracts	-	42	-	-	-	-	-	42	-	-	42	-

GIC - Medium Term Note	-	16	-	-	-	-	-	16	-	-	16	-

Total US Insurance Operations	1,783	1,721	4%	6	6	0%	1,789	1,727	4%	1,840	1,805	2%

Asian Insurance Operations(1b)(8)

China(10)	27	16	69%	8	9	(11%)	35	25	40%	68	66	3%

Hong Kong	9	47	(81%)	45	41	10%	54	88	(39%)	293	450	(35%)

India(6)	23	7	229%	54	34	59%	77	41	88%	198	141	40%

Indonesia	6	9	(33%)	37	46	(20%)	43	55	(22%)	127	154	(18%)

Japan	16	21	(24%)	15	6	150%	31	27	15%	82	12	583%

Korea	9	15	(40%)	36	35	3%	45	50	(10%)	183	220	(17%)

Malaysia	5	6	(17%)	23	35	(34%)	28	41	(32%)	129	193	(33%)

Singapore	29	35	(17%)	19	22	(14%)	48	57	(16%)	152	208	(27%)

Taiwan	20	10	100%	68	70	(3%)	88	80	10%	289	363	(20%)

Other(4)	3	4	(25%)	13	14	(7%)	16	18	(11%)	44	48	(8%)

Total Asian Insurance Operations	147	170	(14%)	318	312	2%	465	482	(4%)	1,565	1,855	(16%)

Group Total	3,145	3,282	(4%)	382	380	1%	3,527	3,662	(4%)	4,895	5,379	(9%)

INVESTMENT OPERATIONS

								Market &	Net
Opening							Other	Currency	Movement	Closing
FUM	Gross Inflows		Redemptions		Net Inflows	Movements	Movements	In FUM	FUM
£m	£m		£m		£m	£m	£m	£m		£m
M&G (5)	Q1 2009	46,997	4,408	(1,865)	2,543	(653)	(2,351)	(461)	46,536

	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)		(2,997)	46,997

	+/-(%)	(6%)	9%	61%	446%	(694%)	1%		85%	(1%)

Asia Retail Mutual Funds	Q1 2009	14,443	14,719	(14,535)	184	(10)	(293)		(119)	14,324

	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944		849	14,443

	+/-(%)	6%	17%	(15%)	307%	(67%)	(131%)		(114%)	(1%)

Asia Third Party	Q1 2009	789	24	(23)	1	-	9		10	799

	Q4 2008	755	16	(24)	(8)	-	42		34	789

	+/-(%)	5%	50%	4%	113%	-	(79%)		(71%)	1%

US Retail Mutual Funds	Q1 2009	50	3	(6)	(3)	1	(4)		(6)	44

	Q4 2008	58	4	(8)	(4)	2	(6)		(8)	50

	+/-(%)	(14%)	(25%)	25%	25%	(50%)	33%		25%	(12%)

Total Investment Products	Q1 2009	62,279	19,154	(16,429)	2,725	(662)	(2,639)		(576)	61,703

	Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)		(2,122)	62,279

	+/-(%)	(3%)	15%	6%	426%	(725%)	(90%)		73%	(1%)

Schedule 7

Group Debt Securities at 31 March 2009

1	IFRS balance sheet fair value

The Group's investments in debt securities at 31 March 2009 excluding holdings attributable to external unit holders are as follows:
With-profit	Unit-linked and variable annuity	Other shareholder backed business	Total
(note 1a)	(note 1a)	(note 1e)
£bn	£bn	£bn	£bn
UK insurance operations	33	3	17	(Notes 1b and 1c)	53
Jackson National Life	-	-	24	(Notes 1d and 3)	24
Asia long-term business	2	3	3	8
Other operations	-	-	1	1
Total	35	6	45	86

Notes
1(a) Shareholders are not directly exposed to value movements on assets backing with-profit, unit linked, and variable annuity business.
1(b) Of the £17bn of debt securities for UK annuity and other non-linked shareholder backed business 35% was rated AAA, 11% AA, 33% A, 18% BBB and 3% other.
1(c) For UK annuity business provision is made for possible future credit related losses. At 31 March 2009, a provision of £1.4bn was held.
1(d) Jackson debt securities comprise
31 Mar 2009	31 Dec 2008
£m	£m
Corporate securities (91% investment grade)	16,301	16,471
Residential mortgage backed securities (59% government agency; 21% for pre 2006/2007 vintages; £596m for 2006/2007 vintages of which £372m is for the senior part of the capital structure)	4,269	4,509
Commercial mortgage backed securities	1,780	1,869
CDO funds	269	320
Other debt securities	911	1,080
Total	23,530	24,249

1(e) Included within the £45bn of debt securities for other shareholder-backed business is exposure to £98m of investments in Tier 1 borrowings of Lloyds Banking Group, Barclays and RBS.

2	Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

2.1 Jackson National Life
In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in shareholders' equity.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an other-than-temporary impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the profit and loss account.

The defaults, losses on sales of impaired and deteriorating bonds (net of recoveries) and write-downs for the three months to 31 March 2009 were as follows:

Defaults	Bond write downs	Losses on sales of impaired and deteriorating bonds (net of recoveries)
£m	£m	£m
Corporate debt securities	-	82	17
Residential mortgage backed securities	-	-	-
Prime	-	58	-
Alt-A	-	6	-
Sub-prime	-	6	-
Other	-	-	(2)
Total	-	152	15

2.2 Other operations

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through P&L basis with all value movements recorded in the income statement. The 2009 defaults for other shareholder backed business excluding Jackson National Life were as follows:

Defaults
£m
UK operations	11
Asia long-term business	-
Total	11

3	Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 31 March 2009 there was a net unrealised loss position of £3,225 million. This amount comprised £236 million of gross unrealised gains and £3,461 million of gross unrealised losses on individual securities. Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the profit and loss in full. Note 2.1 shows the element of write downs in 2009. Included within the gross unrealised losses is £2,290 million for securities which are valued at less than 80 per cent of book value, of which 77 per cent have been at this level for less than 6 months.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm’s length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

Due to inactive and illiquid markets, Jackson have since the third quarter 2008 valued certain structured securities using valuation techniques in accordance with IAS39. The techniques include discounted cash flow models and, where available, reflect the use of observable market data and other factors that are likely to affect the fair value of the securities. At 31 March 2009, for those securities where the use of internal valuation models is appropriate the determined value is £410 million higher than those provided from pricing services and brokers. At 31 December 2008 the equivalent amount for the relevant securities at that date was £760 million. The reduction primarily reflects an increased level of liquidity in certain sectors of the asset backed securities portfolio, which has enabled the use of external prices to be applied as the most appropriate measure of fair value.

a) Movements in the values for the 3 months to 31 March 2009:

Movements in the values of available-for-sale securities for the three months to 31 March 2009 are included in the table shown below:

Change reflected directly in shareholders' equity
31 March 2009	Movement in Quarter 1	Foreign exchange translation*	Quarter 1 including Foreign exchange	31 December 2008
£m	£m	£m	£m	£m

Assets fair valued at below book value
Book value	18,808	(1,855)	63	(1,792)	20,600
Unrealised loss	(3,461)	(272)	(11)	(283)	(3,178)
Fair value (as included in balance sheet)	15,347	(2,127)	52	(2,075)	17,422
Assets fair valued at or above book value
Book value	7,715	1,399	20	1,419	6,296
Unrealised gain	236	(46)	1	(45)	281
Fair value (as included in the balance sheet)	7,951	1,353	21	1,374	6,577
Total
Book value	26,523	(456)	83	(373)	26,896
Net unrealised (loss) gain	(3,225)	(318)	(10)	(328)	(2,897)
Fair value (as included in balance sheet)	23,298	(774)	73	(701)	23,999

b) Fair value of securities in an unrealised loss position as a percentage of book value

(i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £3,461 million (FY08: £3,178 million) relating to assets with fair market value and book value of £15,347 million (FY08: £17,422 million) and £18,808 million (FY08: £20,600 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

Fair value	Unrealised loss	Fair value	Unrealised loss
31 Mar 2009	31 Mar 2009	31 Dec 2008	31 Dec 2008
£m	£m	£m	£m
Between 90% and 100%	7,433	(424)	8,757	(431)
Between 80% and 90%	3,953	(747)	4,581	(809)
Below 80%	3,961	(2,290)	4,084	(1,938)
15,347	(3,461)	17,422	(3,178)

(ii) Fair value of sub-prime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

Fair value	Unrealised loss	Fair value	Unrealised loss
31 Mar 2009	31 Mar 2009	31 Dec 2008	31 Dec 2008
£m	£m	£m	£m
Between 90% and 100%	199	(9)	479	(27)
Between 80% and 90%	90	(15)	120	(19)
Below 80%	356	(308)	192	(166)
645	(332)	791	(212)

c) Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £2,290 million (FY08: £1,938 million) of the £3,461 million (FY08: £3,178 million) of gross unrealised losses at 31 March 2009 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £2,290 million (FY08: £1,938 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

Fair value	Unrealised loss	Fair value	Unrealised loss
31 Mar 2009	31 Mar 2009	31 Dec 2008	31 Dec 2008
£m	£m	£m	£m
Less than 3 months	1,439	(743)	3,118	(1,364)
3 months to 6 months	1,877	(1,027)	696	(403)
More than 6 months	645	(520)	270	(171)
3,961	(2,290)	4,084	(1,938)

For securities valued at less than 80 per cent of book value, 83 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

Fair value	Unrealised loss	Fair value	Unrealised loss
31 Mar 2009	31 Mar 2009	31 Dec 2008	31 Dec 2008
£m	£m	£m	£m
RMBS
Prime	178	(159)	287	(115)
Alt-A	277	(246)	144	(127)
Sub-prime	80	(62)	48	(39)
535	(467)	479	(281)
Commercial mortgage backed securities	813	(437)	811	(375)
Other asset backed securities	162	(187)	198	(86)
Total structured securities	1,510	(1,091)	1,488	(742)
Corporates	2,451	(1,199)	2,596	(1,196)
3,961	(2,290)	4,084	(1,938)

*

Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.43 at 31 March 2009. Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.43 for 3 months to 31 March 2009.

  PRUDENTIAL PLC - NEW BUSINESS SCHEDULES

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Notes to Schedules 1A - 8

(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.43

(1b) Insurance and investment new business for overseas operations has been calculated using actual exchange rates. The applicable rate for Jackson is 1.43 (2008:1.98 ).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26 per cent interest in the India life operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2007 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(9) £278m of FUM reported under Prudential Asian funds operations relate to M&G's products distributed through Asian operations and this amount is also included in M&G's FUM.

(10) New business in China is included at Prudential's 50 per cent interest in the life operation.

(11) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(12) PruHealth sales exclude £4m (£2m 50% share) of Trust business

(13) UK 2008 Fourth Quarter Mature Life and Pensions Corporate Pension sales include a £15m (£2m APE) Single Premium product reallocation to Individual Pensions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   14 May, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson,
Deputy Group Secretary.